UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2017

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Earning (Preliminary) Results

The preliminary results shown in this table may differ from the final results

1. Consolidated results (prepared in accordance with International Financial Reporting Standards as adopted in Korea)

Classification (unit : in millions of Won, %)		Current Period (Second quarter of 2017)	Previous Period (First quarter of 2017)	Changes (%)	Year to Year Comparison (Second quarter of 2016)	Changes (%)
Operating Revenue	Quarterly Results	4,345,593	4,234,365	2.63	4,267,289	1.83
	Year-to-date (“YTD”) Results	8,579,958	—	—	8,495,752	0.99

Operating Income	Quarterly Results	423,266	410,502	3.11	407,364	3.90
	YTD Results	833,768	—	—	809,491	3.00

Profit from Continuing Operations Before Income Tax	Quarterly Results	748,426	724,220	3.34	364,750	105.19
	YTD Results	1,472,646	—	—	1,100,874	33.77

Profit for the Period	Quarterly Results	620,511	583,481	6.35	290,990	113.24
	YTD Results	1,203,992	—	—	863,288	39.47

Attributable To: Controlling Interests	Quarterly Results	624,889	589,134	6.07	290,135	115.38
	YTD Results	1,214,023	—	—	861,982	40.84

2. Non-consolidated results (prepared in accordance with International Financial Reporting Standards as adopted in Korea)

Classification (unit : in millions of Won, %)		Current Period (Second quarter of 2017)	Previous Period (First quarter of 2017)	Changes (%)	Year to Year Comparison (Second quarter of 2016)	Changes (%)
Operating Revenue	Quarterly Results	3,109,630	3,087,956	0.70	3,091,988	0.57
	YTD Results	6,197,586	—	—	6,190,249	0.12

Operating Income	Quarterly Results	462,348	439,396	5.22	478,205	-3.32
	YTD Results	901,744	—	—	908,056	-0.70

Profit Before Income Tax	Quarterly Results	373,330	489,633	-23.75	380,456	-1.87
	YTD Results	862,963	—	—	846,130	1.99

Profit for the Period	Quarterly Results	314,050	388,206	-19.10	284,143	10.53
	YTD Results	702,256	—	—	666,350	5.39

3. Source of Data	Data Provider	IR Team, SK Telecom
	Provided for	Analysts and Institutional Investors
	Date of Provision	July 27, 2017 / 11:00(Seoul time)
	Location	SK Telecom Headquarters, Conference Room
	Organizing Team	IR Team, SK Telecom (+82-2-6100-2114)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Sunghyung Lee
(Signature)
Name:	Sunghyung Lee
Title:	Senior Vice President

Date: July 27, 2017

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